

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July19 2017

Vicente Anido, Jr., Ph.D.
Chief Executive Officer, Chairman of the Board
Aerie Pharmaceuticals, Inc.
2030 Main Street, Suite 1500
Irvine, CA 92614

**Re: Aerie Pharmaceuticals, Inc.
Form 10-K
Filed March 9, 2017
File No. 001-36152**

Dear Dr. Anido:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Item 1. Business
Intellectual Property, page 16

1.   Please expand your disclosure in future filings regarding your patent protection for your current product candidates and proprietary technology to disclose the foreign jurisdictions where you have issued patents or pending patent applications, and the corresponding expiration dates (or expected expiration dates).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Insurance and Healthcare